United States securities and exchange commission logo





                              August 31, 2022

       John Riccitiello
       Chief Executive Officer
       Unity Software Inc.
       30 3rd Street
       San Francisco, California 94103

                                                        Re: Unity Software Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 26,
2022
                                                            File No. 333-266418

       Dear Mr. Riccitiello:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

       Form S-4/A filed August 26, 2022

       Questions and Answers about the Merger and the IronSource Special
Meeting
       Q: What are the material U.S. Federal Income Tax Consequences of the merger to the ironSource shareholders?, page 20

   1. We note that parties intend for the merger to qualify as a tax-free reorganization under
                                                        Section 368(a)(1)(B) of
the Internal Revenue Code of 1986. In light of the parties stated
                                                        intention, a tax
opinion is required to support such conclusion. Please revise accordingly.
                                                        See Item 601(b)(8) of
Regulation S-K.
 John Riccitiello
FirstName  LastNameJohn Riccitiello
Unity Software   Inc.
Comapany
August 31, NameUnity
           2022       Software Inc.
August
Page 2 31, 2022 Page 2
FirstName LastName
Risk Factors, page 44

2. We note that the company will repurchase up to $2.5 billion of its stock following the closing of the merger. If a significant amount of these repurchases take place in 2023, it appears that the Stock Buyback Tax included as part of the recently enacted Inflation
         Reduction Act of 2022 may materially impact the company's repurchases. Please advise.
        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      David Slotkin